Exhibit 16.1

January 25, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Quantum Corporation (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of Quantum Corporation dated January 21, 2019. We agree with the statements concerning our Firm contained therein, except that we make no comment as to the Company’s statement that it has alleviated substantial doubt about its ability to continue as a going concern in the last sentence of the fourth bullet under item a) and we make no comment as to the Company’s statement in the penultimate paragraph of item b).

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Seattle, WA

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